Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-162033

September 15, 2010

FWP

NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On September 10, 2010, Dow Jones Newswires published an article entitled “DJ CBOT Corn Review: Ends Higher on USDA Cut in Crop Estimate.” A copy of the article is set forth below.

Dow Jones Newswire is owned by Dow Jones and Company, which is a part of News Corporation. Dow Jones Newswire, Dow Jones and Company and News Corporation are wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to Dow Jones Newswire, Dow Jones and Company, or News Corporation in connection with article or any other matter published by Dow Jones Newswire concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

CBOT Corn Review: Ends Higher On USDA Cut In Crop Estimate

09/10/2010 02:46PM

CHICAGO (Dow Jones)--U.S. corn futures rallied Friday after the government cut the projected size of the U.S. crop and supplies into next year.

September corn ended up 7 3/4 cents to $4.64 a bushel and December corn closed up 7 1/2 cents, or 1.6%, to $4.78 1/4. The market continues to trade at 23-month highs.

The U.S. Department of Agriculture's crop and carryout projections confirmed the perception that U.S. supplies are shrinking and that ending stocks could ultimately slip to 1 billion bushels. Many, if not most, traders and analysts think prices will ultimately hit $5 a bushel.

"I think that's clearly in the cards," said Joel Karlin, analyst for Western Milling.

Karlin and others said it is just a matter of time. In the near term, rallies could be limited by the ongoing harvest, which weighs on the market by adding more supplies to the pipeline.

Sal Gilberte, president of Teucrium Trading LLC and lead manager of the Teucrium Corn Fund, said corn has "a much better than 50% chance" of hitting $5, and said the USDA's 2010-11 ending stocks projection of 1.116 billion bushels is likely to be cut further. The USDA said, if realized, the stocks-to-usage ratio would be at its lowest level since 1995-96.

"You've dropped our potential ending stocks here from roughly 35 days supply to 30 days supply," Gilberte said. "That's a really tight level historically."

Some analysts, including Karlin, think the USDA was conservative in its projections Friday, and is reluctant to issue strongly bullish estimates that could send food prices higher. Higher prices could also reignite the "food versus fuel" debate, Karlin said.

Some analysts maintain the market is overbought, at least in the near term, and vulnerable to a correction. They note that speculative funds hold a record net-long position, and that a slide on profit-taking could be significant. Funds bought an estimated 18,000 contracts Friday.

CBOT oats climbed Friday following the USDA's supply and demand report. The USDA lowered projected 2010-11 U.S. ending stocks to 54 million, down from 64 million, due to reduced imports. December oats ended up 9 1/4 cents, or 2.9%, to $3.24 per bushel.

Ethanol futures climbed. October ethanol ended up $0.043 to $1.970 per gallon and November ethanol closed up $0.039 to $1.894.

-By Ian Berry, Dow Jones Newswires; 312-341-5778; ian.berry@dowjones.com